FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the script related to Registrant’s conference call held on February 21, 2008 after the announcement of Registrant’s results for the quarter ending December 31, 2007.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: February 28, 2008

CONFERENCE CALL SCRIPT
February 2008

Ayelet Shaked

Good morning and good afternoon. Thank you for joining us today for Gilat’s fourth quarter 2007 results conference call. Before we get started I’d like to remind everyone that today’s call contains forward looking statements. Such forward looking statements involve risks and uncertainties. The actual results may differ materially from such forward looking statements. Gilat Satellite Networks Ltd. does not undertake to publicly or privately update or revise its forward looking statements even if experience or future changes make it clear that any projected results, expressed or implied, will not be realized.

That said, on the call this morning is Gilat’s Chairman of the Board and Chief Executive Officer, Amiram Levinberg and Tal Payne, Chief Financial Officer. Amiram?

Amiram
Thank you, Ayelet. Good day everyone.

For today’s call, I will go over our business highlights for the fourth quarter, key financial indicators, I’ll summarize 2007 and provide management objectives for 2008.

After this, Tal will take you through the detailed financial results and then I’ll summarize. We will open the floor for questions right after this.

Gilat has had another strong quarter in Q4 2007 with solid revenue growth; enhanced non-GAAP profitability and an increase in our cash position to $200 million.

We have reached several important achievements during this quarter which I will take you through briefly and will elaborate on later in the call.

Before delving into the details, let me address what I know is on many of your minds: While I am unable to provide details, our Board continues to evaluate a strategic transaction for the Company. I expect that our board will reach resolution in the coming weeks.

Having said that, let’s review our fourth quarter highlights. In the developed markets, there was widespread activity in the U.S. enterprise and lottery markets as well as a new deal with a Department of Defense system integrator.

In the emerging markets we experienced increased activity, mainly in India, Latin America and Africa. A few examples include two major contracts in India for a total of approximately 17,000 VSATs; the successful completion of phase one and award of phase two for a major cellular backhaul project in Brazil; and a contract for a SkyEdge network to a retail store chain across 7 countries in Latin America

On another note, in this fourth quarter we are recording a non-cash impairment of long-lived assets in the amount of $12.2 million relating to our networks in Colombia. I will elaborate on this later in the call.

Moving to the financial indicators summary slide, quarterly revenues increased from $65.4 million in the fourth quarter of 2006 to a five-year record of $72.7 million in this quarter, reflecting an 11 % year over year increase.

The net income for this quarter, excluding the impairment, increased to $6.0 million, compared to $ 4.5 million in the comparable quarter in 2006. Tal will go into more details on our financials a bit later. The slide shows a trend of sequential improvement in both revenues and net income.

Just as a reminder, Gilat operates under three business units: Gilat Network Systems or GNS, an equipment provider to operators world-wide, Spacenet Inc., a service provider in North America, and Spacenet Rural a service provider, primarily in Latin America. As of this quarter Erez Antebi – GNS’s CEO has also taken over the role of CEO for Spacenet Rural, replacing Rocio del Campo who is leaving Gilat to pursue other business opportunities.

Delving into a little more detail on our business during the fourth quarter, I will begin with the developed markets. In Spacenet, we received two noteworthy orders which relate to hybrid networks and Business Continuity. The first is a Hybrid satellite/terrestrial network solution for Goodyear. The order completes the hybrid upgrade at Goodyear’s corporate owned stores. As part of our solution we are also providing DSL connectivity. The second order is for a SkyEdge refresh for a major hotel chain in the U.S. which includes several thousand sites. In addition, during the quarter, Spacenet continued its penetration into the U.S. government market with a new deal with a Department of Defense system integrator.

Spacenet also received a healthy number of additional enterprise orders throughout the quarter – some of which I can mention:

The first is Petron, a channel partner. We are providing Petron with a Hub to support communications for oil rigs.

We also received orders to provide solutions for two leading lottery system integrators as well as a digital signage application project in the automotive industry.

Now I’d like to turn to the Emerging Markets.

For GNS, there was diverse activity in Latin America this quarter, including cellular backhaul and various retail projects.

We completed the first phase of a turnkey satellite network solution for Vivo, a customer of Telecomunicações de Sao Paulo (Telesp). Telesp is the largest subsidiary of Brazil’s Telefonica Group and Vivo is Latin America’s largest mobile network operator. Vivo recently deployed a major GSM network and Telesp is using Gilat’s SkyAbis technology to provide cost-effective backhaul and trunking (DCME) to remote Vivo sites in the north, northeast and central west of Brazil, including: Rio Branco, Salvador, Campo Grande and Brasillia.

After successfully completing the first phase, which includes both our SkyAbis cellular backhaul solution and an SCPC solution, we recently received a new order for phase two of the project.

Another significant project in the fourth quarter was for the Mexican retail and financial service company, Elektra, a long time customer of Gilat. For the new project, we are providing a SkyEdge network which covers approximately 2,000 sites across Mexico, Guatemala, Honduras, Peru, El Salvador, Panama and Argentina. The network, based on Gilat’s SkyEdge IP VSATs, will enable cost-effective and reliable broadband communications for point-of-sale data management, fast credit card processing, software downloads, high-speed Internet access, corporate communications and terrestrial backup connectivity.

In Colombia, Gilat is currently re-negotiating with the Colombian Government certain terms of the contracts relating to its networks, including the operational milestones criteria in a manner that better reflects the economic and social conditions in the areas in which service is provided.

In accordance with the guidelines of FASB 144, the quarterly results include a non-cash impairment in the amount of $12.2 million relating to all the long-lived assets of the Company’s networks in Colombia. Tal will go into this in further detail shortly.

Moving to Asia, the fourth quarter was marked by heightened activity in India. We have been operating in the Indian market for several years and we are witnessing increasing demand for broadband satellite solutions. We are actively providing our solutions to the SME, SOHO, enterprise and Government segments. A few orders we recently announced include: Bharti and Tatanet.

For Bharti, India’s leading telecommunications operator, we are supplying a new broadband satellite network which will comprise approximately 13,500 SkyEdge IP VSATs. The new network will be used to offer information and communication services to meet the requirements of the local citizens of India’s Gujarat State.

For Tatanet, one of India’s leading satellite service providers, we were chosen to deliver a new broadband satellite network that will serve the Small & Medium Enterprise (SME) and industry vertical market segments in India.

The new SkyEdge network for Tatanet, which will comprise two satellite hub stations and up to 13,000 VSATs, will enable the delivery of cost-effective and reliable broadband communications to India’s rapidly growing industrial economy. These applications include high-speed Internet access and corporate data and video communications. Gilat has received an initial order for 3,500 VSATs under the new agreement.

We also received an upgrade order from India’s National Stock Exchange for a SkyEdge Hub and 1,500 VSATs.

We are also experiencing growth and enhanced activity in Africa and we are currently implementing a variety of projects serving a diverse customer base there. Unfortunately we can not provide more detailed information on these projects at the moment.

In summary, the quarterly and annual results show a thriving core business, with record quarterly and annual revenues. We met our management financial objectives for 2007 with double digit revenue growth of 14% and, excluding the non-cash impairment, an expansion of our operating margin to 6.2% and net income margin to 7.9%. Our backlog remained stable with that of last year, at approximately $201 million.

As we have mentioned in the past, we are focused on the international, rural and enterprise markets. According to the recently published 2007 Comsys report and Company estimates, Gilat is the leading VSAT vendor in the international market in terms of VSATs shipped, with approximately 30% market share. Gilat has also maintained its leadership in rural telephony solutions, with about 83% in the market in terms of VSATs shipped.

With respect to our 2007 highlights, our GNS business unit has grown by winning large projects in Africa, Latin America, and Eurasia.

In the U.S., Spacenet has successfully penetrated the government market with new deals in this sector as well as in its core customer base of enterprises. We expect this strong customer base to engine our continued growth – in our existing markets, through additional Universal Service Projects, the provision of turnkey projects and business continuity solutions.

In our new markets, our growth drivers also include the broadband wireless access and SCPC segments. We will leverage our well established distribution channels in emerging markets as well as our expertise and presence in rural areas to provide broadband wireless solutions and SCPC satellite modems which will complement our present offerings. Gilat is already providing solutions based on SCPC technology, usually as a turnkey network, and often complementing our TDMA VSAT implementations.

In addition and perhaps most importantly, during the fourth quarter we introduced our SkyEdge II, an advanced VSAT platform based on next generation technology. The product has already begun receiving high market acceptance and enhances our technology leadership in the market.

Based on this technology platform, our strong position in the international market and our successful penetration into new markets in the U.S., we are well positioned to continue our growth and meet our management financial objectives for the coming year which I will go into after Tal’s financial discussion.

That concludes our business overview. Now I would like to hand over the call to Tal Payne, our CFO, who will review the financials. Tal?

Thank you very much Amiram. Good morning and afternoon everyone.

I am very pleased to provide you with the analysis of financial results for the fourth quarter and fiscal year 2007

Revenues for the fourth quarter reached a five year record of $72.7 million, up 11% from $65.4 million in the fourth quarter of 2006. Revenues for the full year reached $282.6 million, representing an increase of 14% over $248.7 million in 2006.

Geographic revenue distribution for the year 2007 was as follows: The U.S accounted for $96 million, or 34%, Latin America accounted for $76 million, or 27%, Asia accounted for $40 million, or 14%, Europe accounted for $36 million, or 13% or and Africa accounted for $35 million, or 12%. The major contributors to our year over year revenue growth were Europe with 103% growth, mainly from Russia, and Africa with 86%.

Most of our growth in 2007 is attributed to the GNS business unit, with an increase in revenues of 32%, reaching $153 million in 2007, up from $116 million in 2006. GNS’ growth derives mainly from projects in Eastern Europe, Africa and India as Amiram mentioned in detail earlier.

Spacenet ‘s revenues increased to $96 million, reflecting significant growth in the enterprise market, partially offset by reduced business in the consumer market, in line with our business strategy to focus on the high end markets.

Spacenet Rural’s revenues reduced from $39 million to $34 million. This quarter, as a result of the condition in Colombia described by Amiram, we continued to defer revenues from the projects, in the amount of $3.7 million, ensuring that accumulated revenues recognized from the projects will not exceed the accumulated amounts already released from the trust. On an annual basis we have deferred revenues of approximately $6.4 million.

In accordance with the guidelines of FASB 144, “Accounting for the impairment or disposal of long lived assets” we performed an impairment review of our long lived assets. As a result of this review, we concluded that the carrying amount of our long lived network assets in Colombia exceeded their fair value and recorded a non cash impairment of all these assets relating in an amount of $12.2 million

GAAP Loss for the fourth quarter of 2007 was $6.2 million or 16 cents per share. GAAP net Income for the year 2007 was $10.1 million or 24 cents per diluted share. These numbers include the non cash impairment of the long lived assets.

Excluding the impairment, on a non- GAAP basis:

1. the net income for the fourth quarter 2007 increased to $6.0 million in the quarter or 14 cents per diluted share from a net income of $4.5 million or 12 cents per diluted share for the fourth quarter of 2006.

2. the Net income for the year 2007 increased by 113%, to $22.3 million, or 54 cents per diluted share, from a net income of $10.5 million or 38 cents per diluted share, for the year 2006.

During 2007, we generated $22.7 million in cash from our operating activities, finishing the year with total cash balances of $200.0 million, up from $182.6 million at the end of last year. Just to remind you, our cash balances include cash and cash equivalents, held to maturity marketable securities, restricted cash and restricted cash held by trustees less short term bank credit.

Our trade receivables at the end of the quarter were $43.7 million, representing DSOs of less than 60 days.

Our inventories increased to $24.8 million, up from $20.6 million at the end of the previous quarter. The increase relates to a specific project in Africa.

Our shareholder’s equity at the end of the quarter totaled $227.9.

Well, that’s all for me. I will turn the call over to Amiram. Amiram?

Amiram:

Thank you Tal,
Our 2008 management financial objectives are:

1.	Double digit revenue growth

2.	To increase our R&D investment by approximately $3 million. This expense aims at reducing our hub cost and expanding our portfolio with a new products offering. We expect to have a fast return on this investment.

3.	Operating and net income margin expansion.

These objectives take into account the increase in our operating expenses due to the devaluation of the dollar against the Israeli shekel and the lower interest income as a result of the reduction in interest rates

I believe that based on our new SkyEdge II product line, our strong position in the international market and our successful penetration into new markets in the U.S., we are well positioned to continue our growth and meet our management financial objectives for the coming year.

That concludes our review. We would now like to open the floor for questions. Operator?

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS)

The first question is from Jonathan Ho of William Blair. Please go ahead.

Jonathan Ho – William Blair – Analyst

Hey, guys, for the increase in R&D expense, can you talk a bit about where you’re investing and where I guess you see the product portfolio I guess heading in terms of those increases in expenses?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Yes, hi, it will go mainly into two projects. One of them is aimed at cost reduction in our hub through different implementations which we intend to do in house, a few ideas that we have. And the other one is going to expand our VSAT into a niche in the market which we’re not actively in. I cannot really elaborate what the specific idea is but we believe we have found an interesting niche and an interesting technology idea that will enable us to implement an interesting system here. We believe that both these R&D projects will have a fairly fast return on the investment of like 18 to 24 months.

Jonathan Ho – William Blair – Analyst

My second question would be can you give us a little bit of color on what you’re seeing in terms of this reception on the SkyEdge II and whether you think this could maybe lead to a faster growth opportunity in 2008 relative to 2007, coming from either market share gains or competitive gains?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Generally speaking the VSAT vendors come up with a new product every like, I would say on the average, three or four years, and kind of at the beginning of a life cycle of a new model, then you leverage by being a leader from a technology aspect. I would think that this would probably be our situation in 2008. At the same time, the new product line still doesn’t cover the full area of products which were covered by the previous product. So in reality you kind of keep with two models to run together for about a year, year and a half, and then I would expect that SkyEdge I would slightly go down, SkyEdge II will pick up and SkyEdge II will reach the position that SkyEdge I has in our portfolio now.

Jonathan Ho – William Blair – Analyst

Okay, and final question is just with regard to Mivtach Shamir and I guess the acquisition. Is there any other color or anything else that you guys can kind of say regarding that situation?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

I’m sorry to disappoint you, but I’m really unable to provide details. I’ve said that our Board continues to evaluate a strategic transaction for the Company, and I expect that our Board will reach resolution in the coming weeks.

Jonathan Ho – William Blair – Analyst

We have to try. Thank you.

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Okay.

Operator

(OPERATOR INSTRUCTIONS)

The next question is from Jennifer Adams of Cowen & Company. Please go ahead.

Jennifer Adams – Cowen & Company – Analyst

Hi, this is Jennifer Adams, on behalf of Tom Watts. Congratulations on the great quarter. Can you hear me?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Yes, yes, Jennifer. Hi.

Jennifer Adams – Cowen & Company – Analyst

Okay, great. One thing I’d like to get a little bit more color on. I know in ‘07 you saw a bit of a gross margin decline due to larger contract sizes. And in ‘08 you’re guiding to improvements in operating margin and net income margin. If you could just give a little bit more flavor how we should think about gross margins. Do you expect them to still decline a little or hold stable? That would be very helpful. Thank you.

Tal Payne – Gilat Satellite Networks – VP and CFO

I would like to take that one, Jennifer. Hi, Jennifer. No, we saw that the main growth driver for the revenues came from GNS and Spacenet increases, well slightly, with an average margin for all the business of 36%. I would expect to see it remain the same, slightly increasing in 1% or so. That would be my expectation at this moment.

Jennifer Adams – Cowen & Company – Analyst

Okay, you think there might be a 1% improvement as GNS continues to grow.

Tal Payne – Gilat Satellite Networks – VP and CFO

Yes, we believe that at this point.

Jennifer Adams – Cowen & Company – Analyst

Great, great. Thank you.

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Okay.

Operator

There are no further questions at this time. Before I ask Mr. Levinberg to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin in two hours after the conference. In the U.S., please call 1-877-456-0009. In Israel, please call 03-925-5937. Internationally, call 972-3925-5927. Mr. Levinberg, would you like to make your concluding statement?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

I would just like to thank you, everybody, for joining us for this quarterly call. Good afternoon and good day. Goodbye.

Operator

Thank you. This concludes the Gilat Satellite Networks Ltd. fourth quarter and full year 2007 results conference call. Thank you for your participation. You may go ahead and disconnect.